Exhibit 21.1

Subsidiaries of the Registrant

North American Scientific, Inc., a California corporation

Theseus Imaging Corporation, a Delaware corporation

NOMOS Corporation, a Delaware corporation

ROCS Acquisition, Inc., a California corporation

NOMOS China USA, Inc., a Delaware corporation

NOMOS Netherlands B.V., a Netherlands corporation

NOMOS Germany GmbH, a German corporation